

13031140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 2nd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avery Byrd — 212-328-1800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Avery Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public - New Jersey
Monmouth County
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Signature

CEO/Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUSSAINT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2012

Contents


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' report

To the Members
Toussaint Capital Partners, LLC
New York, New York

Report on the financial statements

We have audited the accompanying statement of financial condition of Toussaint Capital Partners, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in member's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
March 11, 2013

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$	567,461
Accounts receivable		173,067
Deposit with clearing broker		13,603
Prepaid expenses		1,630
Furniture and equipment *(net of accumulated depreciation of $38,407)*		9,281
Clearing deposit		125,135
Total assets	**$**	**890,177**

The accompanying notes are an integral part of the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Liabilities and Members' Equity		
Liabilities		
Accounts and accrued expenses payable	$	62,456
Accrued payroll and payroll taxes payable		82,453
Total liabilities		**144,909**
Members' equity		745,268
Total liabilities and members' equity	**$**	**890,177**

The accompanying notes are an integral part of the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2012

Revenue	
Commissions	$ 1,253,705
Other income	27,695
Interest income	42
Total revenue	**1,281,442**
Expenses	
Salaries	344,277
Payroll Taxes	36,777
Rent	129,964
Clearing fees	109,128
Data feeds	62,107
Legal and professional fees	48,427
Employee benefits	94,101
Quotes	7,412
Telephone	16,917
Consulting fees	13,441
Meals and entertainment	10,363
Licenses and permits	22,109
Interest expense	11,543
Automobile expense	4,071
Travel	17,253
Dues and subscription	6,825
Computer expenses	7,292
Office expenses	5,145
Storage	2,981
Maintenance services	5,632
Postage and delivery	2,147
Depreciation	3,607
Equipment rental	4,623
Insurance	4,235
Penalties and Fines	17,500
Payroll Processing Fees	3,201
Website Expenses	120
Repairs	307
Relocation expenses	3,700
Bank service charges	747
Conference and seminars	263
Total expenses	**996,215**
Net income	**$ 285,227**

The accompanying notes are an integral part of the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2012

Balance at January 1, 2012	**$**	**381,950**
Members' contributions		78,091
Net income		285,227
Balance at December 31, 2012	**$**	**745,268**

The accompanying notes are an integral part of the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2012

Cash flows from operating activities		
Net income	$	285,227
Adjustments to reconcile net income to net cash provided in operating activities:		
Depreciation		3,607
Changes in operating assets and liabilities:		
Increase in commission receivable		(158,067)
Decrease in prepaid expenses		2,573
Decrease in deposit with clearing broker		41,214
Increase in accounts and accrued expenses payable		134
Increase in accrued payroll and payroll taxes payable		62,862
Net cash provided in operating activities		**237,550**
Cash flows from financing activities		
Members' contributions		78,091
Net cash provided in financing activities		**78,091**
Increase in cash and cash and cash equivalents		**315,641**
Cash and cash equivalents, beginning of year		251,820
Cash and cash equivalents, end of year	**$**	**567,461**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	--
Interest expense		11,543

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at December 31, 2012 are required.

Concentrations of credit risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC was providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage was reverted to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company has regulatory net capital of approximately $561,290 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 4 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 are summarized as follows:

Office equipment and furniture	$ 47,688
Less: accumulated depreciation	38,407
Net property and equipment	$ 9,281

NOTE 6 – OPERATING LEASE

The Company leased office space under a lease agreement through October 29, 2012. Due to the hurricane and the fact the building was severely damaged, the lease agreement was terminated in December, 2012. In December the Company moved into temporary office space building, which is owned by the Member for $1,500 per month under a month-to-month arrangement. $1,500 was accrued and reflected in accounts and accrued expenses payable.

Rent expense was $129,464 for the year ended December 31, 2012.

NOTE 7 – Qualified Profit Sharing Plan

The Company provides a qualified profit sharing plan (henceforth referred to as 'the plan") for the benefit of eligible employees. The plan allows the company at its discretion to defer a portion of its profits by allocating a portion of said profits to eligible employees. Employees will become vested under the terms of a defined vesting schedule. Contributions were $62,525 for the year ended December 31, 2012.

NOTE 8 - COMMITMENTS

LEGAL SETTLEMENT

The Company was subject to an unasserted claim for money owed to a former law firm for a amount of $41,927. In June, 2012, the Company entered into a settlement agreement with a former law firm in which the Company agreed to settle the matter by paying $15,000. The settlement agreement required an initial payment of $1,000, which was paid in June 2012, and eighteen monthly payments of $750 each thereafter and a final payment of $500 on or before January 1, 2014. The Company recorded a net settlement amount of $27,629 as other income in the Statement of Operations.

FINRA SETTLEMENT

In December, 2012, the Company entered into a letter of Acceptance, Waiver and Consent ("AWC") with FINRA in connection with two regulatory reviews: one in 2009 with regard to reporting of TRACE-eligible securities violations and one in 2010 regarding the Company's failure to report certain municipal securities trades to the Municipal Securities Rule Making Board ("MSRB") Real Time Transaction Reporting System ("RTRS") on a timely basis. Without admitting or denying the allegation, the Company agreed to settle with FINRA, accepted certain findings of fact, consented to a censure, the payment of a fine of $17,500. The AWC was accepted by FINRA and made final on December 19, 2012. In January, 2013, The Company made a initial payment of $4,375 and for the remaining balance of $13,125, entered in to a promissory note together with interest, in 24 monthly payments . The first will be due on February 15, 2013 and each payment thereafter . Interest and principal payment will be calculated at a fixed interest rate of 6.25% annually. The monthly payments of $585 have been calculated by amortizing the principal sum over the term of the Note.

NOTE 9 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2012, and March 11, 2013 when the financial statements were issued.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2012

Net capital		
Total members' equity	$	745,268
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		183,978
Net capital before haircuts and undue concentration on securities positions		**561,290**
Haircuts and undue concentration on securities positions		--
	$	**561,290**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	144,909
	$	**144,909**
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	9,661
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital		461,290
Net capital less greater of 10% of aggregate indebtedness Or 120% of net capital requirement		$441,290
Ratio: aggregate indebtedness to net capital		0.26 to 1

Reconciliation of December 31, 2012 audited computation of net capital and Company's unaudited December 31, 2012 Part IIA filing.

Unaudited December 31, 2012 net capital per December 31, 2012 Part IIA filing	$ 625,554
Audit adjustments	(64,264)
Net capital	**$ 561,290**

See independent auditors' report.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2012

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Members
Toussaint Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of Toussaint Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
March 11, 2013

TOUSSAINT CAPITAL PARTNERS, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2012


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members
Toussaint Capital Partners, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, , we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Toussaint Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7 Toussaint Capital Partners, LLC's management is responsible for Toussaint Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
March 11, 2013

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

TOUSSAINT CAPITAL PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2012
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 2,861
Less Payment Made:		
Date Paid	Amount	
08/12/12	$ 975	
		975
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 1,886
Payment made with Form SIPC 7		$ 1,886

See independent auditors' report

TOUSSAINT CAPITAL PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2012

Total revenue	$ 1,281,442
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	109,128
Other	27,737
Total deductions	$ 136,865
SIPC NET OPERATING REVENUES	$ 1,144,577
GENERAL ASSESSMENT @ .0025	$ 2,861

See independent auditors' report